UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities and Exchange Act of 1934

November 21, 2018

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. to its shareholders, as of November 21, 2018.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1
Press Release entitled “British American Tobacco Announces Expiration of Registered Exchange Offer for 2.297% Notes due 2020, 2.764% Notes due 2022, 3.222% Notes due 2024, 3.557% Notes due 2027, 4.390% Notes due 2037, 4.540% Notes due 2047, Floating Rate Notes due 2020 and Floating Rate Notes due 2022” dated November 21, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Sophie Kerr
Name: Sophie Kerr
Title: Assistant Secretary

Date:  November 21, 2018